UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release

August 5, 2010

Pampa Energía and Apache partner to develop non conventional gas fields

Buenos Aires, August 5, 2010.  Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP) (“Pampa” or the “Company”) announces that, through its subsidiaries Petrolera Pampa S.A. and Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), it has executed a letter of intent with Apache Energía Argentina S.R.L. (“Apache”) to jointly engage in the development and exploitation of non conventional gas reservoirs, and an irrevocable bid for the purchase of natural gas within the framework of the Gas Plus program launched by the Argentine Government.

The partnership with Apache would allow the production of an additional 700,000 m3/day of non conventional natural gas, from reservoirs with low permeability, at the Anticlinal Campamento and Estación Fernández Oro areas in the provinces of Neuquén and Río Negro.  Pampa would have a 15% participation in the necessary investments for the development of this gas production, estimated to be approximately US$ 8,000,000, allowing Pampa to obtain its proportional participation in the production.  All of this additional production will be assigned to supply Loma de la Lata’s gas needs.

Simultaneously, Pampa signed an irrevocable bid for the acquisition of 800,000 m3/day of Gas Plus from Apache for a three year period, seeking also to ensure the gas supply required by Loma de la Lata.  The agreed upon price for the Gas Plus, authorized by the Secretariat of Energy, is US$5.00/MMBtu.

In this manner, once the definitive investment terms are reached, Pampa would be in a position to ensure approximately 60% of the provision of gas for Loma de la Lata.

These initiatives that we undertake together with Apache, aimed at ensuring the supply of gas for the Loma de la Lata thermal station, come on top of the agreement executed between Pampa and YPF in November 2009 whereby Pampa agreed to invest up to US$ 29,000,000 in the Rincón del Mangrullo field in the province of Neuquén and that would allow Pampa to supply 11% of the consumption of Loma de la Lata.

For further information, please contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella - Investor Relations

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Autonomous City of Buenos Aires, Argentina

Phone: +5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.